SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 12, 2008

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis recommends rejection of “mini-tender” offer by TRC Capital for American Depositary Shares

•                  Conditional offer made by TRC Capital Corporation for up to two million Novartis American Depositary Shares

•                  Novartis recommends against shareholders tendering their shares in response to TRC Capital’s unsolicited mini-tender offer

Basel, June 12, 2008 — Novartis has been notified of an unsolicited “mini-tender” offer by TRC Capital Corporation, a private Canadian investment company that is offering to purchase up to two million American Depositary Shares (ADSs), or 0.08% of the Group’s outstanding share capital.

Novartis cautions its stockholders that TRC Capital’s offer price of USD 51.50 per ADS represented a 4.4% discount to the closing price of Novartis ADSs on June 2, 2008, the day before the offer commenced.

Novartis recommends against tendering shares in this offer. Mini-tender offers such as this one avoid most of the investor protections afforded for larger tender offers, including the filing of disclosure documents with the US Securities and Exchange Commission (SEC) and additional procedures required by US securities laws. Novartis is in no way associated with TRC Capital Corporation, the offer or the offer documentation.

Investors are urged to obtain current market quotations for their ADSs, to consult with their financial advisors and to exercise caution with respect to this offer. Shareholders who have already tendered ADSs may withdraw them by providing the written notice described in the TRC Capital offering documents prior to expiration of the offer, currently scheduled for 12:01 a.m., New York City time, on Wednesday, July 2, 2008.

The SEC has a long-standing investor alert regarding mini-tender offers. The SEC noted that, in making these offers at below-market prices, bidders are “hoping that they will catch investors off guard if the investors do not compare the offer price to the current market price.” (Website: www.sec.gov/investor/pubs/minitend.htm) The Canadian Securities Administrators also has a long-standing advisory, “Mini-Tender Offers – Watch Out For Mini-Tender Offers Below Market Price!”(Website:www.osc.gov.on.ca/Media/NewsReleases/1999/nr_19990927_mini.jsp)

Novartis refers broker/dealers and others to the SEC’s recommendations on this issue (Website: www.sec.gov/divisions/marketreg/minitenders/sia072401.htm), and to Information Memo Number 01-27 issued by the New York Stock Exchange on Sept. 28, 2001, regarding the dissemination of mini-tender offer materials, which can be found under the “Market Professional – Information Memos” tab on the NYSE website at www.nyse.com.

About Novartis

Novartis AG provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on growth areas in healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, and consumer health products. Novartis is the only company with leading positions in these areas. In 2007, the Group’s continuing operations (excluding divestments in 2007) achieved net sales of USD 38.1 billion and net income of USD 6.5 billion. Approximately USD 6.4 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 98,200 full-time associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

Jeffrey Lockwood Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 618 7748 (mobile) jeffrey.lockwood@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

Ruth Metzler-Arnold	+41 61 324 9980
Katharina Ambuehl	+41 61 324 5316	North America Office
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
John Gilardi	+41 61 324 3018	Jill Pozarek	+1 212 830 2445
Thomas Hungerbuehler	+41 61 324 8425	Edwin Valeriano	+1 212 830 2456
Isabella Zinck	+41 61 324 7188

Central phone no:	+41 61 324 7944
Fax no:	+41 61 324 8444	Fax no:	+1 212 830 2405
e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	June 12, 2008	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting